

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 2, 2018

<u>**Via E-Mail**</u>

Hunter Gary
President and Chief Executive Officer
Cadus Corporation
767 Fifth Avenue
New York, NY 10153

> **Re:** **Cadus Corporation**
> **PRER14A filed March 28, 2018 by Cadus Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed March 28, 2018 by Cadus Corporation et al.**
> **File No. 005-46485**

Dear Mr. Gary:

We have reviewed your amended filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2018 letter. All defined terms used here have the same meaning as in your proxy statement.

<u>Schedule 13E-3</u>

<u>Exhibit 99(A)(1)</u>

<u>Summary, page 1</u>

1.   We note your responses to prior comments 4, 6 and 10 as well as your revised disclosures on pages 19 and 27 concerning net operating losses (NOLs) and research and development (R&D) tax credits. Please revise the proxy statement to explain and highlight that the Purchaser Group will receive favorable tax benefits that are unavailable

to other third-party purchasers and discuss the value of these tax benefits relative to the total amount that the Purchaser Group will need to pay in order to acquire all unaffiliated shares through the merger. Discuss the role, if any, that the tax benefits had on the Purchaser Group's decision to undertake the merger and, as applicable, the timing of their decision. In addition, please highlight, if true, that the Fairness Advisor did not factor the $6.3 million net present value of tax benefits flowing to the Purchaser Group in developing its valuation range for the company and in rendering its fairness opinion. For additional guidance, please refer to Regulation M-A, Items 1013 and 1015.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Zachary Jacobs, Esq.
        Morrison Cohen, LLP